Exhibit 99.1

SMART Reports Second Quarter 2015 Financial Results

•	Revenue — $113.4 million Adjusted; $129.2 million GAAP
•	Adjusted EBITDA — $13.3 million
•	Net Income — $5.0 million Adjusted; $12.3 million GAAP

CALGARY, Alberta — November 13, 2014 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2014.

“We executed according to plan in the second quarter, with revenue within our guidance range and Adjusted EBITDA exceeding guidance,” said Neil Gaydon, President and CEO of SMART. “In the quarter we focused on advancing several new solutions, including SMART kapp, SMART Board 6065, SMART Room System for Microsoft Lync, SMART amp and Notebook Advantage. Looking to the second half of the fiscal year, we expect continued momentum for these solutions while we increase investment in our key initiatives, including SMART kapp and interactive flat panels, to drive growth over the medium to long-term.”

Mr. Gaydon continued, “Visibility continues to be limited, but fiscal 2015 guidance remains unchanged with Adjusted Revenue expected between $420 million and $440 million and Adjusted EBITDA expected between $25 million and $30 million. We expect third quarter Adjusted Revenue between $100 million and $110 million and Adjusted EBITDA between $3 million and $6 million.”

GAAP Results
(US$ millions except per share amounts)	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Revenue	$129.2	$151.1	$266.7	$307.0
Net income	$12.3	$10.8	$24.4	$20.0
EPS (diluted)	$0.10	$0.09	$0.19	$0.16

Non-GAAP Results
(US$ millions except per share amounts)	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Adjusted Revenue	$113.4	$150.4	$236.2	$306.3
Adjusted Gross Margin	$46.7	$62.1	$94.9	$128.5
Adjusted EBITDA	$13.3	$24.5	$23.6	$52.0
Adjusted Net Income	$5.0	$7.2	$4.7	$24.1
Adjusted EPS (diluted)	$0.04	$0.06	$0.04	$0.19

The following table reconciles second quarter fiscal 2015 financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s true operational performance.

Three Months Ended September 30, 2014
(US$ millions except per share amounts)	As Reported (GAAP)	Change in Deferred Revenue(1)	Other Adjustments(2)	Adjusted (Non-GAAP)
Revenue	$129.2	$(15.8)	$—	$113.4
Net income	$12.3	$(11.9)	$4.6	$5.0
EPS (diluted)	$0.10	$(0.09)	$0.03	$0.04

(1)	In September of 2013, SMART moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART is accelerating the amortization of deferred revenue over 18 months on a straight-line basis. This has a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2014.

(US$ millions)	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Adjusted Revenue by Segment
Education	$92.3	$117.9	$188.9	$237.3
Enterprise	$19.1	$18.8	$41.1	$34.1
NextWindow	$2.0	$13.7	$6.2	$34.9

Adjusted Revenue	$113.4	$150.4	$236.2	$306.3

Adjusted EBITDA(1) by Segment
Education	$29.6	$45.6	$59.9	$92.6
Enterprise	$1.0	$1.2	$2.4	$0.7
NextWindow	$1.5	$1.8	$2.9	$6.4
Corporate(2)	$(18.8)	$(24.1)	$(41.6)	$(47.7)

Adjusted EBITDA	$13.3	$24.5	$23.6	$52.0

(1)	This is a non-GAAP measure. See non-GAAP measures section below for additional information.
(2)	Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, and general and administrative costs such as management, finance, legal, information systems and human resources, and restructuring costs.

Conference Call Information

SMART will host a conference call today, November 13, 2014, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through November 23, 2014, by dialing 855.859.2056 or 800.585.8367 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 21587489. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit smarttech.com.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to future visibility, continued momentum for certain SMART products or solutions, increased investment in our key initiatives (including SMART kapp and interactive flat panels) and the ability of that investment to drive growth over the medium- to long-term, our fiscal 2015 guidance (including our expectations for Adjusted Revenue and Adjusted EBITDA), and our expectations for third quarter Adjusted Revenue and Adjusted EBITDA.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form (AIF) and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2014, both of which form part of our Annual Report on Form 40-F for the fiscal year ended March 31, 2014 and can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the consolidated financial statements, management shows the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets, and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended Sep. 30,		Six months ended Sep. 30,
	2014	2013	2014	2013
Consolidated Statements of Operations
Revenue	$129.2	$151.1	$266.7	$307.0
Cost of sales	66.7	88.3	141.3	177.8

Gross margin	62.5	62.8	125.4	129.2
Operating expenses
Selling, marketing and administration	25.1	30.2	53.2	60.8
Research and development	10.0	9.6	22.8	20.4
Depreciation and amortization	3.0	6.5	6.1	13.3
Restructuring costs	0.0	0.0	2.3	(0.7)
(Gain) loss on sale of long-lived assets	(0.0)	0.1	(0.1)	0.1

Operating income	24.4	16.4	41.1	35.3
Non-operating expenses (income)
Interest expense	5.1	7.1	10.2	10.6
Foreign exchange loss (gain)	4.6	(3.4)	0.0	2.9
Other income	(0.0)	(0.1)	(0.6)	(0.2)

Income before income taxes	14.7	12.8	31.5	22.0
Income tax expense	2.4	2.0	7.1	2.0

Net income	$12.3	$10.8	$24.4	$20.0

Earnings per share
Basic	$0.10	$0.09	$0.20	$0.17
Diluted	$0.10	$0.09	$0.19	$0.16
Weighted-average number of shares outstanding
Basic	121,592,503	121,063,535	121,443,284	120,871,669
Diluted	126,729,300	126,867,011	126,873,353	126,570,912
Period end number of shares outstanding	121,599,011	121,067,578	121,599,011	121,067,578

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	Sep. 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$58.2	$58.1
Trade receivables, net of allowance for doubtful accounts of $4.6 and $3.2	71.6	86.8
Other current assets	8.5	9.2
Income taxes recoverable	7.2	3.0
Inventory	63.1	78.2
Deferred income taxes	18.5	27.1

	226.9	262.4

Property and equipment	66.7	73.6
Intangible assets, net of accumulated amortization of $50.6 and $50.6	0.4	0.4
Deferred income taxes	7.4	6.8
Deferred financing fees	3.3	3.9
Other long-term assets	0.4	0.4

	$305.1	$347.5

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$23.4	$31.1
Accrued and other current liabilities	52.2	82.9
Deferred revenue	43.9	74.1
Current portion of capital lease obligation	1.2	1.2
Current portion of long-term debt	9.4	9.4

	130.1	198.7

Long-term debt	101.0	104.9
Capital lease obligation	61.8	63.0
Deferred revenue	14.6	9.7
Other long-term liabilities	0.2	0.2

	307.7	376.5
Shareholders’ deficit
Share capital	695.0	694.0
Accumulated other comprehensive loss	(1.6)	(1.4)
Additional paid-in capital	44.9	43.7
Deficit	(740.9)	(765.3)

	(2.6)	(29.0)

	$305.1	$347.5

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended Sep. 30,
	2014	2013
Cash provided by (used in)
Operations
Net income	$24.4	$20.0
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization of property and equipment	8.8	11.7
Amortization of intangible assets	0.1	4.8
Amortization of deferred financing fees	0.5	2.9
Non-cash interest expense (recovery) on long-term debt	0.6	(0.0)
Non-cash restructuring costs in other long-term liabilities	0.0	(1.1)
Stock-based compensation expense	1.9	1.6
Unrealized (gain) loss on foreign exchange	(2.2)	2.7
Deferred income tax expense (recovery)	8.0	(2.8)
Gain on liquidation of foreign subsidiary	(0.4)	0.1
(Gain) loss on sale of long-lived assets	(0.1)	(0.0)
Trade receivables	15.8	(38.5)
Other current assets	1.5	(1.7)
Inventory	14.7	(7.4)
Income taxes recoverable and payable	(4.6)	18.8
Accounts payable, accrued and other current liabilities	(34.1)	7.1
Deferred revenue	(25.1)	(0.3)
Other long-term assets	—	(0.8)

Cash provided by operating activities	9.8	17.1

Investing
Proceeds from sale of long-lived assets	0.1	0.0
Capital expenditures	(4.1)	(6.1)
Proceeds from sale-leaseback, net	—	76.2

Cash (used in) provided by investing activities	(4.0)	70.1

Financing
Financing fees paid	(0.0)	(4.7)
Proceeds from credit facilities and long-term borrowings	5.0	127.9
Repayment of credit facilities and long-term borrowings	(9.7)	(298.2)
Repayment of capital lease obligation	(0.6)	(0.8)
Common shares issued	0.0	0.0
Participant equity loan plan, net	0.2	0.2

Cash used in financing activities	(5.1)	(175.6)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(1.2)

Net increase (decrease) in cash and cash equivalents	0.1	(89.6)
Cash and cash equivalents, beginning of period	58.1	141.4

Cash and cash equivalents, end of period	$58.2	$51.8

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+1.403.407.4233

KenWetherell@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporate Communications

SMART Technologies Inc.

+1.403.407.4225

RobinRaulf-Sager@smarttech.com

© 2014 SMART Technologies. SMART kapp, SMART Board 6065, SMART amp, Notebook Advantage, SMART Room System, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.